SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

AMENDMENT NO. 2

ELECTRONIC SENSOR TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

285835104
 (CUSIP Number)

June 29, 2009
 (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Midsummer Investment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	5	SOLE VOTING POWER

		13,540,557
Number of	6	SHARED VOTING POWER
Shares
Beneficially		None.
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		13,540,557
	8	SHARED DISPOSITIVE POWER

		None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,540,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

	CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.36% (1)
12	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based on (a) 155,853,385 shares of Common Stock issued and outstanding as of May 6, 2009, as stated in the Company’s Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 14, 2009 and (b) 3,889,030 shares of Common Stock issued to Midsummer Investment and 2,166,128 shares of Common Stock issued to Islandia L.P. pursuant to a Letter Agreement dated June 29, 2009 by and among such investors and the Company, as filed with the Securities and Exchange Commission on July 2, 2009 as Exhibit 10.1 to the Form 8-K.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Midsummer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	5	SOLE VOTING POWER

		13,540,557
Number of	6	SHARED VOTING POWER
Shares
Beneficially		None.
Owned by	7	SOLE DISPOSITIVE POWER
Each Reporting
Person With		13,540,557
	8	SHARED DISPOSITIVE POWER

		None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,540,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

	CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.36% (1)
12	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based on (a) 155,853,385 shares of Common Stock issued and outstanding as of May 6, 2009, as stated in the Company’s Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 14, 2009 and (b) 3,889,030 shares of Common Stock issued to Midsummer Investment and 2,166,128 shares of Common Stock issued to Islandia L.P. pursuant to a Letter Agreement dated June 29, 2009 by and among such investors and the Company, as filed with the Securities and Exchange Commission on July 2, 2009 as Exhibit 10.1 to the Form 8-K.

Item 1(a).	Name of Issuer.

Electronic Sensor Technology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1077 Business Center Circle Newbury Park, California 91320

Item 2(a).	Names of Persons Filing.

Midsummer Investment, Ltd. (“Midsummer Investment”) Midsummer Capital, LLC (“Midsummer Capital”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to Midsummer Investment: Midsummer Investment, Ltd c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10017

As to Midsummer Capital: 295 Madison Avenue, 38th Floor New York, NY 10017

Item 2(c).	Citizenship.

As to Midsummer Investment: Bermuda As to Midsummer Capital: New York

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

285835104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, Midsummer Investment beneficially owns an aggregate of 13,540,557 shares of Common Stock.  On June 29, 2009, pursuant to a Letter Agreement by and among the Company, Midsummer Investment and Islandia L.P., the Company exchanged the Common Stock Purchase Warrant issued on December 7, 2005 for 3,899,030 shares of Common Stock, which amount is included in the aggregate beneficial ownership of Midsummer Investment.

Midsummer Capital is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 13,540,557 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially owns 8.36% of the Issuer’s issued and outstanding Common Stock (based on (a) 155,853,385 shares of Common Stock issued and outstanding as of May 6, 2009, as stated in the Company’s Form 10-Q for the quarter ended March 31, 2009 and filed with the Securities and Exchange Commission on May 14, 2009 and (b) 3,889,030 shares of Common Stock issued to Midsummer Investment and 2,166,128 shares of Common Stock issued to Islandia L.P. pursuant to a Letter Agreement dated June 29, 2009 by and among such investors and the Company, as filed with the Securities and Exchange Commission on July 2, 2009 as Exhibit 10.1 to the Form 8-K).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 13,540,557 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 13,540,557 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2009

MIDSUMMER INVESTMENT, LTD.

By:	MIDSUMMER CAPITAL, LLC, its investment manager

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President

MIDSUMMER CAPITAL, LLC

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President